                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                         KOSAN BIOSCIENCES INCORPORATED
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    50064W107
                                 (CUSIP Number)


                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [x] Rule 13d-1(c)

         [ ] Rule 13d-1(d)




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 8 Pages

                                  SCHEDULE 13G

CUSIP No. 50064W107

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) [optional]

         Name: AG-BIOTECH CAPITAL, LLC


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a) [ ]
                                                                        (b) [ ]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                           5     SOLE VOTING POWER
                                 1,502,931
       NUMBER OF
         SHARES            6     SHARED VOTING POWER
      BENEFICIALLY               0
        OWNED BY
         EACH              7     SOLE DISPOSITIVE POWER
       REPORTING                 1,502,931
        PERSON
         WITH              8     SHARED DISPOSITIVE POWER
                                 0


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,502,931


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.0%(*)

12       TYPE OF REPORTING PERSON (See Instructions)
         OO

------------
(*) Based on 25,152,728 shares outstanding on October 31, 2000 as reported on the Company's Form 10-Q filed on November 15, 2000.


                                Page 2 of 8 Pages

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                                  SCHEDULE 13G

CUSIP No. 50064W107

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) [optional]

         Name: Savia, S.A. de C.V.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a) [ ]
                                                                        (b) [ ]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

                           5     SOLE VOTING POWER(*)
                                 1,502,931
       NUMBER OF
         SHARES            6     SHARED VOTING POWER
      BENEFICIALLY               0
        OWNED BY
         EACH              7     SOLE DISPOSITIVE POWER(*)
       REPORTING                 1,502,931
        PERSON
         WITH              8     SHARED DISPOSITIVE POWER
                                 0


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,502,931


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.0%(**)

12       TYPE OF REPORTING PERSON (See Instructions)
         CO

-----------

(*) Includes 1,502,931 shares owned by AG-BIOTECH CAPITAL, LLC, which is wholly owned by Savia, S.A. de C.V.

(**) Based on 25,152,728 shares outstanding on October 31, 2000 as reported on the Company's Form 10-Q filed on November 15, 2000.


                                Page 3 of 8 Pages

                                  SCHEDULE 13G

CUSIP No. 50064W107

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) [optional]

         Name: Alfonso Romo Garza

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a) [ ]
                                                                        (b) [ ]
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                           5     SOLE VOTING POWER(*)
                                 1,502,931
       NUMBER OF
         SHARES            6     SHARED VOTING POWER
      BENEFICIALLY               0
        OWNED BY
         EACH              7     SOLE DISPOSITIVE POWER(*)
       REPORTING                 1,502,931
        PERSON
         WITH              8     SHARED DISPOSITIVE POWER
                                 0


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,502,931

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.0%(**)

12       TYPE OF REPORTING PERSON (See Instructions)
         IN

-----------

(*) Includes 1,502,931 shares owned by AG-BIOTECH CAPITAL, LLC, which is wholly owned by Savia, S.A. de C.V. Mr. Alfonso Romo Garza controls 50.9% of
Savia, S.A. de C.V.

(**) Based on 25,152,728 shares outstanding on October 31, 2000 as reported on the Company's Form 10-Q filed on November 15, 2000.


                                Page 4 of 8 Pages

ITEM 1.

          (a)  Name of Issuer: Kosan Biosciences Incorporated

          (b) Address of Issuer's Principal Executive Offices: 3832 Bay Center Place, Hayward, California 94545

ITEM 2.

          (a) Name of Persons Filing: AG-BIOTECH CAPITAL, LLC, Savia S.A., de C.V. and Alfonso Romo Garza.

          (b) Address of Principal Business Office: The principal business address for AG-BIOTECH CAPITAL, LLC is c/o Viridian Management, LLC, 686 North DuPont Boulevard #200, Milford Delaware 19963. The principal business address for Savia, S.A. de C.V. and Mr. Alfonso Romo Garza is Batallon de San Patricio No. 111, Edif. Torre Comercial America, 4th Floor, Col. Valle Oriente, 66269 Garza Garcia, N.L. Mexico.

          (c) Citizenship: AG-BIOTECH CAPITAL, LLC is a limited liability company organized under the laws of the state of Delaware. Savia, S.A. de C.V. is organized under the laws of the United Mexican States. Mr. Alfonso Romo Garza is a citizen of Mexico.

          (d) Title of Class of Securities: Common Stock, $.01 par value per share

          (e)  CUSIP Number: 50064W107

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).


                                Page 5 of 8 Pages


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ITEM 4.  OWNERSHIP

         Incorporated by reference to items (5)-(9) and (11) of the cover page of this statement.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 6 of 8 Pages


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2001             AG-BIOTECH CAPITAL, LLC

                                    By: VIRIDIAN MANAGEMENT, LLC, its Manager

                                    By: /s/ Helene S. Cohen
                                        -------------------------------------
                                        Helene S. Cohen, President

                                    SAVIA, S.A. de C.V.

                                    By: /s/ Carlos Gerardo Mahaud
                                        -------------------------------------
                                        Name:  Carlos Gerardo Mahaud
                                              -------------------------------
                                        Title: Attorney in Fact
                                               ------------------------------

                                    ALFONSO ROMO GARZA

                                    /s/ Alfonso Romo Garza
                                        -------------------------------------



                                Page 7 of 8 Pages

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                                INDEX TO EXHIBITS

Exhibit No.                          Description
-----------                          -----------
    10.1       Joint Reporting Agreement dated as of February 13, 2000 by and between AG-BIOTECH CAPITAL, LLC, Savia, S.A. de C.V. and Alfonso
               Romo Garza.



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